Exhibit 12

LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	November 27,		November 28,		November 30,		November 24,		November 25,
	2005		2004		2003		2002		2001
	(Dollars in thousands)

Earnings:
Income (loss) before income taxes	$282,601		$95,525		$(31,292)		$26,587		$222,648
Add: Fixed charges	289,518		287,791		281,470		212,765		245,835
Add: Minority interest in consolidated subsidiaries	3,156		774		1,545		2,062		440

Total earnings	$575,275		$384,090		$251,723		$241,414		$468,923

Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$263,650		$260,124		$254,265		$186,493		$219,956
Interest factor in rental expense(1)	25,868		27,667		27,205		26,272		25,879

Total fixed charges	$289,518		$287,791		$281,470		$212,765		$245,835

Ratio of earnings to fixed charges	2.0	x	1.3	x	—	x	1.1	x	1.9	x

Deficit of earnings to fixed charges	—		—		$(29,747)		—		—

(1)	Utilized an assumed interest factor of 33% in rental expense.